Filed pursuant to Rule 425 under the

Securities Act of 1933, as amended

Filer: Wisconsin Energy Corporation

Filer’s Commission File No.: 001-09057

Subject Company: Integrys Energy Group, Inc.

Commission File No.: 1-11337

Date: May 27, 2015

The below article was made available to employees of Wisconsin Energy Corporation on May 27, 2015.

Wisconsin Energy Corporation

Incorporated 1981 in Wisconsin. Became diversified holding company 1986.

NYSE stock symbol: WEC

Headquarters: Milwaukee, Wisconsin

Employees: 4,300

2014 revenues: $4.997 billion

Assets: $15.2 billion

Customers: 2.2 million metered

•                  1.1 million electric

•                  1.1 million natural gas

•                  400 steam

Subsidiaries

We Energies — trade name for Wisconsin Electric Power Co. and Wisconsin Gas LLC. Provides electric service to portions of Wisconsin and Michigan’s Upper Peninsula, natural gas to Wisconsin, and steam to downtown Milwaukee.

W.E. Power, LLC — designs, builds and owns power plants

Wispark, LLC — develops, invests in real estate

Electric generation capacity: 5,987 MW

Distribution

•                  45,597 miles electric

•                  20,967 miles natural gas

Values/Guiding Principles

Wisconsin Energy employees are committed to working with courtesy and respect, holding each other accountable for making ‘the best place to work’ in the industry with the core values of safety, customer focus, diversity, financial discipline, inclusion, integrity, sense of urgency and personal responsibility for results.

History

We Energies formed in 1896 as The Milwaukee Electric Railway and Light Co. In addition to electric and steam service, in its early years the company operated streetcars and an interurban railway. Natural gas service dates back to the 1850s through Milwaukee Gas Light, predecessor of Wisconsin Gas. TMER&L became Wisconsin Electric in 1938.

Wisconsin Energy was incorporated in 1981 in Wisconsin and became a diversified holding company in 1986. Following series of acquisitions and mergers, We Energies was formed through Wisconsin Energy’s 2000 acquisition of WICOR, the holding company of Wisconsin Gas Co. The acquisition created Wisconsin Electric-Wisconsin Gas, the largest electric and natural gas provider in Wisconsin. The combination was renamed We Energies in 2002.

Integrys

Established 2007, through merger of WPS Resources Corporation and Peoples Energy Corporation.

NYSE stock symbol: TEG

Headquarters: Chicago, Illinois

Employees: 4,500

2014 revenues: $4.144 billion

Assets: $11.3 billion

Customers: 2.2 million metered

•                  0.4 million electric

•                  1.8 million natural gas

Subsidiaries

Michigan Gas Utilities

Minnesota Energy Resources

North Shore Gas (Illinois)

Peoples Gas (Chicago)

Wisconsin Public Service — provides electric and natural gas service to northeastern and central Wisconsin and to Michigan’s Upper Peninsula.

Trillium CNG — provides CNG fueling services and fueling facility design, construction, operation and maintenance.

Electric generation capacity: 2,816 MW

Distribution

•                  25,100 miles electric

•                  23,300 miles natural gas

Values/Guiding Principles

Integrys employees are guided by the company’s values: integrity, safety, innovation, collaboration, respect for employees, service to customers, value for owners and support for communities. Chief among these are safety and customer service. These elements continue to guide the company in pursuing the mission of providing customers with the best value in energy and energy-related services.

History

Wisconsin Public Service was established as the Oshkosh Gas Light Company in 1883 and Peoples Gas was the first utility in the city of Chicago in 1850.

Each company had its own history of growth through mergers and acquisitions, eventually becoming the energy holding companies of WPS Resources Corporation and Peoples Energy. Both operated regulated utility companies and nonregulated energy marketing companies. Integrys was formed in 2007 through a merger of WPS Resources Corporation and Peoples Energy to build on the best of both companies. Integrys Business Support also formed at that time.

Cautionary Statements Regarding Forward-Looking Information

This communication contains certain forward-looking statements with respect to the financial condition, results of operations and business of Wisconsin Energy and Integrys and the combined businesses of Integrys and Wisconsin Energy and certain plans and objectives of Wisconsin Energy and Integrys with respect thereto, including the expected benefits of the proposed merger. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “hope”, “aim”, “continue”, “will”, “may”, “would”, “could” or “should” or other words of similar meaning or the negative thereof. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the expected closing date of the proposed merger; the possibility that the expected synergies and value creation from the proposed merger will not be realized, or will not be realized within the expected time period; the risk that the businesses of Wisconsin Energy and Integrys will not be integrated successfully; disruption from the proposed merger making it more difficult to maintain business and operational relationships; the risk that unexpected costs will be incurred; changes in economic conditions, political conditions, trade protection measures, licensing requirements and tax matters; the possibility that the proposed merger does not close, including, but not limited to, due to the failure to satisfy the closing conditions; and the risk that financing for the proposed merger may not be available on favorable terms. These forward-looking statements are based on numerous assumptions and assessments made by Wisconsin Energy and/or Integrys in light of their experience and perception of historical trends, current conditions, business strategies, operating environment, future developments and other factors that each party believes appropriate. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward-looking statements in this communication could cause actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct and persons reading this communication are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as of the date of this communication. Neither Wisconsin Energy nor Integrys assumes any obligation to update the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law. A further list and description of risks and uncertainties at Wisconsin Energy can be found in Wisconsin Energy’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 and in its reports filed on Form 10-Q and Form 8-K. A further list and description of risks and uncertainties at Integrys can be found in Integrys’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 and in its reports filed on Form 10-Q and Form 8-K.

Additional Information and Where to Find It

In connection with the proposed merger, Wisconsin Energy filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that includes a joint proxy statement/prospectus for the shareholders of Wisconsin Energy and Integrys. The registration statement was declared effective by the SEC on October 6, 2014. Each of Wisconsin Energy and Integrys mailed the joint proxy statement/prospectus to their respective shareholders and will file other documents regarding the proposed merger with the SEC. Wisconsin Energy and Integrys urge investors and shareholders to read the joint proxy statement/prospectus, as well as other documents filed with the SEC when they become available, because they will contain important information. Investors and security holders will be able to receive the registration statement containing the joint proxy statement/prospectus and other documents free of charge at the SEC’s web site, http://www.sec.gov/, from Wisconsin Energy at Wisconsin Energy Corporation, Corporate Secretary, 231 W. Michigan St., P.O. Box 1331, Milwaukee, WI 53201, or from Integrys at Integrys Energy Group, Inc., Investor Relations, 200 East Randolph Street, 23rd Floor, Chicago, IL 60601.

Non-solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.